SECURITIES AND EXCHANGE COMMISSION
                             Washington, D.C. 20549

                                   Form 12b-25

                          Commission File Number 0-6764

                           NOTIFICATION OF LATE FILING

                                    FORM 10-K
                   FOR THE FISCAL YEAR ENDED DECEMBER 31, 1998



(Check One):  |X| Form 10-K             |_| Form 11-K              |_| Form 20-F
              |_| Form 10-Q             |_| Form N-SAR

              For Period Ended:         December 31, 1998

         |_|      Transition Report on Form 10-K
         |_|      Transition Report on Form 20-F
         |_|      Transition Report on Form 11-K
         |_|      Transition Report on Form 10-Q
         |_|      Transition Report on Form N-SAR

                  For the Transition Period Ended:


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                         PART I - REGISTRANT INFORMATION

         Full Name of Registrant:

                  Mobile America Corporation

         Address of Principal Executive Office (Street and Number):

                  10475 Fortune Parkway Suite 110

         City, State and Zip Code:

                  Jacksonville, Florida  32256


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                        PART II - RULES 12b-25(b) AND (c)

         If the subject report could not be filed without unreasonable effort or expense and the registrant seeks relief pursuant to Rule 12b-25(b), the following should be completed.

(  )   (a)    The reasons described in reasonable detail in Part III of this form could not be eliminated without unreasonable effort or expense;
(  )   (b)    The subject annual report, or semi-annual report, transition report on Form 10-K, Form 20-F, Form 11-K, Form N-SAR, or portion thereof, will be filed on or before the fifteenth calendar day following the prescribed due date; or the subject quarterly report or transition report on Form  10-Q, or portion thereof, will be filed on or before the fifth calendar day following the prescribed due date; and
(  )   (c)    The accountant's statement or other exhibit required by Rule
              12b-25 has been attached if applicable.


                              PART III - NARRATIVE

         State below in reasonable detail the reasons why the Form 10-K, 11-K, 10-Q, N-SAR, or the transition report or portion thereof, could not be filed within the prescribed time period. (Attach Extra Sheets if Needed).

         The Registrant filed its Annual Report on Form 10-K with the Commission on March 30, 1999 and incorporated the information required by Part III of the Form by reference to its definitive proxy statement which the Registrant planned to file prior April 30, 1999 . The Registrant has postponed its annual meeting of shareholders and has not completed the Amendment to Form 10-K containing the
Part III information. The Registrant anticipates filing an Amendment to its Form 10-K filing at a later date.



                           PART IV - OTHER INFORMATION

(1) Name and telephone number of person to contact in regard to this notification:

                  Allan J. McCorkle, President
                  904/363-6339, extension 2301

(2) Have all other periodic reports required under Section 13 or 15(d) of the Securities Exchange Act of 1934 or Section 30 of the Investment Company Act of 1940 during the preceding 12 months (or for such shorter period that the registrant was required to file such reports) been filed? If answer is no, identify report(s).

                  (X)      Yes              (  )     No


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(3)  Is it anticipated that any significant change in results of operations from the corresponding period for the last fiscal year will be reflected by the earnings statements to be included in the subject report or portion thereof?

                  (  )     Yes              (X)      No

(4) If so, attach an explanation of the anticipated change, both narratively and quantitatively, and, if appropriate, state the reasons why a reasonable estimate of the results cannot be made.

Mobile America Corporation has caused this notification to be signed on its behalf by the undersigned hereunto duly authorized.


Date:  May 3, 1999                          By:  /s/ Allan J. McCorkle
                                               ---------------------------------
                                                 Allan J. McCorkle
                                                 President